KINECTAIR


N18DS

OPEN THE SKIES



WELCOME

KinectAir's core value proposition is an unwavering commitment to **remake air travel** into a seamless experience for travelers, pilots and owners.

Instead of buying or leasing aircraft, **we work with aircraft owners to put their unused blocks of flight time to work** on our charter service (like an unused vacation home on **Airbnb**), efficiently creating value for the passenger, aircraft owner, and company.

Instead of forcing passengers to choose from pre-scheduled flights that only make sense for us, **we allow you to schedule a flight on your time, from your phone** (just like **Uber** or **Lyft**).

Instead of requiring you to drive to a major hub, **we allow you to depart from any of 5,000+ local airfields** that are even closer, providing a level of thoughtful and seamless customer experience previously only accessible to the wealthiest Americans.

The core tenets of KinectAir's ambitious vision - **New Ownership Models**, **Aviation Software Intelligence** & **Regional Infrastructure Reinvestment** - each represent fantastic opportunities to improve upon the current state of regional air mobility. We can't wait to share our vision with you and look forward to hearing your thoughts as we **OpenTheSkies.**

PASSENGERS

Anyone can fly with us, using their phone to book a small plane to wherever they wish to go, on-demand.

PLANE OWNERS

Owners (of whole or shared aircraft) can put their planes on our network where we maintain, certify and insure them, and share the revenue from passenger flights.

PILOTS

Our captains are able to fly on their own schedules, using their exceptional commercial and/or military experience on the front line of our customer experience.

PUBLIC AIRPORTS

Local airfields become truly public, putting the dormant economic energy of taxpayer investment to work.

PLANET

We operate the most sustainable aircraft of today, and are building the software and network on which the more sustainable aircraft of tomorrow will fly.

KinectAir is bringing the benefits of travel in smaller and increasingly more sustainable aircraft to more people.




KINECT AIR

CONTENTS

AIR TRAVEL IN AMERICA






HELVETIA
2FR
+1FR
SWISSAIR
PRO AERO 1972

As transport infrastructure grew post WW2, and ubiquitous digital technology shrank our world in the 90s and 2000s, cultures and communities became more reachable than ever before.

In 2020, that geographic access achieved even higher resolution. As the COVID-19 pandemic took hold we were forced first into our homes, and then onto our screens. We could work from anywhere, communicate to anywhere, even if we could not be anywhere else.

In stark contrast to the speed of these transformations, the **aviation industry has remained remarkably unchanged**. Most air traffic is still routed through the same airports globally as they were **50 years** ago, and most passengers still travel with hundreds of other passengers on the **same style of aircraft**.

Today's aviation business model is broken. Legacy airlines depend on maximizing passenger throughput (70% of flights) through a small fraction of available airports (~30 of 5000+)[1], which enables them to optimize for "passenger load" in order to operate profitably.

1
National Plan of Integrated Airport Systems, 2021-2025, FAA





2
U.S. Department of Transportation, Bureau of Transportation Statistics (BTS), U.S. Air CarrierTraffic Statistics

To provide a balance of cost and service the legacy airlines need to maximize passenger numbers as well as find additional revenue streams (which includes charging for having longer legs and 'choosing' to sit with your travel companions).

Their low-margin approach may be tolerable in more "normal" times, but even then it is full of unacceptable risk of delays/cancellation during poor weather - or outright elimination of routes during economic downturns.

Needless to say, airline performance during the pandemic has been catastrophic - both in terms of passenger experience and profitability.

Major airlines simply cannot serve smaller, local airfields because it isn't economically viable given their current business models [2]. They survive using large aircraft to carry large quantities of passengers to a limited number of destinations. This requires equally large infrastructure to handle the throughput of these scheduled flights.


CANCELLED
CANCELLED
CANCELLED



3
Impact of Load Factor on Airline Revenue, David Angotti & Florida PanHandle, March 2020

4
Subsidized Essential Air Service Communities Report, United States Department of Transportation, March 2021

Small airfields struggle to accommodate this, and even where they can, airlines will often lose money due to demand being below the **75% capacity** a scheduled flight needs to hit **to break even**[3].

So while persistent demand for air travel exists at some level nearly everywhere - it doesn't always meet the required concentrations to sufficiently incentivize airlines.

Last year, the US government paid over **$300 million in subsidies** [4] to those airlines for routes deemed economically vital to the communities served, but which without subsidy would not otherwise be served.

Smaller aircraft on these airfields could theoretically meet this persistent, long-tail of passenger demand, on demand. However, this is currently inaccessible as there is no scalable network capable of matching passenger demand with flight supply, nor able to handle the operational challenges of managing and maintaining a truly national fleet of small, regional aircraft.

Thankfully this stagnation is coming to an end, as air travel is about to change more radically in the next 10 years than at any time during the last 100.

While some of this change is the consequence of a global pandemic acting as a forcing function, most factors have long been on the horizon, leveraging existing assets into new life through software and improvements in sustainability.


US
KinectAir

HIDDEN INFRASTRUCTURE





5,000 UNDERUSED AIRFIELDS

Underused, smaller airports are publicly maintained via state and federal taxes. They are in great condition for use by the **167,000 [5] small aircraft currently in the hands of private owners,** whether individuals or businesses, pros or hobbyists. **And despite these 5,000+ local airfields existing less than a 20 minute drive from most Americans [6], more than 70% of air traffic is forced through just 30 busy, hub airports.**

As a result, these incredibly convenient airports are primarily used by recreational pilot-owners, or individuals or businesses flying private in their aircraft, whether to final destinations or connections at major hubs.

5
Federal Aviation Administration "Air Traffic By The Numbers" 2021

6
Advanced Air Mobility Markets: Where is the Opportunity? McKinsey & Company, January 14, 2021



And while there are charter operations that allow non-plane-owners to fly more directly from these more smaller airfields, they come with a steep price tag accessible to just 0.1% of the US population, due primarily to the high fuel costs split between just a handful of passengers.

IDLE AIRCRAFT


PILATUS

Aircraft are so much more than just tools for moving people from one place to another. They are facilitators of economic development and social cohesion. They help families connect with each other, sports fans watch their favorite teams, students attend colleges and universities, and businesses develop new relationships. But they are expensive to purchase and equally expensive to maintain to the necessary standards of safety and airworthiness.

To offset the significant cost of owning a small aircraft as an individual, some owners allow charter companies to "**dry lease**" their aircraft for commercial flights (Part 135 Certification) . These operators tend to be local and limited by the modest supply of aircraft they can manage and the complexity of creating and securing passenger demand through marketing their services at scale.

Flying clubs have long been a solution, akin to a timeshare. Owners enter into a fractional ownership program, where they split costs between a limited pool of co-owners, with a third party management company keeping track of the usage and upkeep. But again, there is no software component efficiently optimizing asset usage.



THE PATH TO SUSTAINABLE FLIGHT





SOLUTIONS EXIST TODAY

While the challenge of achieving sustainability is existential for all industries (and our planet), it is especially clear in aviation where **weight is key** [7, 8]. For any conventional combustion aircraft to become fully electric, it would need **batteries roughly 7 times the weight** for the same amount of thrust. Whether private or commercial, there is no easy answer.

Even the smallest aircraft are subservient to the laws of physics; passengers add weight to planes that are already heavy, and they need fuel to give them enough thrust to lift them off the ground.

As our friends in aerospace continue to innovate towards the machines of the future (hybrid-electric, electric, hydrogen and unmanned EVTOL) there are also huge challenges in the existing aviation eco-system - both commercial and private - to be addressed.

7
The Challenge of Decarbonizing Heavy Transport, Brookings Institution; Samantha Gross, 2020

8
Why It's So Hard To Electrify Shipping And Aviation; Guardian Green Light Series 2021



The easiest environmental impact to eliminate would be long car drives to major hubs. Nearly half of American air travelers live a **3.5 hour drive from the closest major hub airport** [9]. Emissions from these unnecessary miles and idling engines in the cellphone/pickup lot are astounding in scale. Flying from a much closer, but smaller airfield would eliminate them.

Once onboard, and if totally full of passengers, the per-passenger fuel burn is competitive when compared to smaller aircraft. **But far too many flights carry empty seats [10].** Our intelligent software will ensure a maximum of filled seats, working towards the best fare possible, and the lowest carbon footprint.

Private jets burn large amounts of fuel, far beyond the carbon footprint per passenger of a commercial flight. This high environmental price is directly correlated to a higher price for the passenger as fuel costs are split between fewer people. And that sticker shock further reinforces the reality that only a small number of passengers are on each flight, further driving up the real costs per person.

9
Airport Deserts – Exploring The Distance Between Airports And The Cities They Serve (Data Study); UpgradedPoints, April 2021

10
Bureau of Transportation Statistics: Load Factor, All Carriers - All airports, 2002-2021



But a more sustainable option than the jet already exists: the turboprop. These aircraft are more efficient in their fuel burn, and the laws of physics mean these lighter airplanes will be among those to "go electric" first.

However, without a system on which 'regular folks' can book seats on this class of aircraft, they will remain accessible to just the small % of the population who can afford them. And even the most perfectly "clean" aircraft of the future will operate below peak efficiency if there is no broad network to connect available/empty seats/legs with passenger demand.



KINECT AIR

KinectAir leverages under-utilized airports, a surplus of idle aircraft hours, and advances in aircraft efficiency to create a healthy, viable business long into the future - and in a way that puts the passenger experience back at the heart of everything we do. Our 5 critical areas of focus are:

SOFTWARE
DEMAND
FLEET & PILOTS
SUSTAINABILITY
CONNECTIVITY

The supercomputer in your pocket can summon a network of private aircraft to your local airfield – ready to fly you to your favorite destinations.


Lassen National Forest
Chico
Reno
Yuba City
Lincoln
Sacramento
Stockton
San Francisco
Turlock
A San Carlos Airport KSQL
B Truckee-Tahoe Airport KTKF
Monday, October 4
1h 6m
CIRRUS SR22T
$990
PILATUS PC-12
$2,300
RESERVE NOW for $330

SOFTWARE

Software is pervasive across all aspects of daily life. But it has yet to deliver the seismic impact that it will ultimately have on aviation. Yes, you can digitally book a commercial flight departing tomorrow - on which you can connect to the internet from your seat (if lucky). But that is markedly different than the disruption **Uber** and **Lyft** brought to ground mobility, or the impact of **Airbnb** on vacation lodging.

Similar to the combination of the **pre-existing ingredients** and **software** leveraged by those successful platforms, the aircraft, airfields, pilots all exist to similarly advance regional aviation **today**.

There is no need to wait for additional investment, infrastructure or breakthrough technology. We have everything we need to make our vision a reality. It just needs to be **connected more intelligently with software**.

At the moment, it is possible for someone to digitally book and fly in a small plane to their chosen destination - while sharing that journey and filling the plane with other passengers to prevent an empty return leg. But the theoretical runs up against the real world as there is currently no network or software enabling anyone to really deliver that promise **at scale**.

There are currently companies who charter planes in similar fashion, who attempt to offer "ride-sharing" services and fill empty legs. But at the end of their phone line or internet connection is a human being manually entering and processing the request, with limited capacity to deliver a solution. KinectAir is changing that - using the supercomputer in your pocket to connect you to a network of planes at your local airfield that can fly you wherever you need to go.



TECH DRIVES COST PER SEAT DOWN...
$10
$1
$0.5
COST PER MILE PER SEAT
PRIVATE CHARTER TODAY
KINECTAIR ON DEMAND 2022
KINECTAIR ELECTRIC 2025
0.1%
1%
>10%
% OF POPULATION WHO CAN AFFORD PRIVATE AVIATION
...OPENING THE SKIES TO MILLIONS OF NEW PASSENGERS.


FLEET
VALUE
PILOTS
DEMAND
SCHEDULE
HISTORY
WEATHER
OPERATION

We use software to understand all the variables that a human cannot.

In the time between searching for a flight on your phone, and receiving a price for that trip just seconds later, our software will understand:

The availability of KinectAir pilots in your area

Which aircraft is best for your itinerary, closest to your current location and available when you need it

The likelihood of finding other passengers to share your flight with you (if desired)

Probability of filled return legs

Whether other journeys from nearby airports can be served en route home


Calgary
Regina
Winnipeg
ONTARIO
QUÉBEC
Quebec
Ottawa
MONTANA
N.D.
MINN.
S.D.
Saint Paul
WIS.
MICH.
Toronto
WYO.
NEBR.
IOWA
Detroit
N.Y.
PA.
United States
W.VA.
MO.
KY.
OKLA.
ARK.
TENN.
N.C.
N.M.
ARIZ.
S.C.
MISS.
ALA.
Tijuana
TEXAS
LA.
B.C.
Houston
SON.
CHIH.
COA.
Gulf of Mexico
B.C.S.
N.L.
DUR.
TAM.
SIN.
Mexico
Bahamas
Havana
Cuba
S.L.P.
NAY.
GUAN.
HID.
YUC.
JAL.

DEMAND

Finding passengers to fly is vital. They provide the base revenue for our business, as well as the data our AI software needs for development and learning. These inputs come from flight searches, bookings and post-travel feedback.

We create, uncover, and convert that demand using a sophisticated understanding of customer behaviour.



We build brand awareness amongst the communities most likely to fly with us using digital marketing, so that when people need to make a trip we are on their 'list' of possible options.

We work with and through powerful search engines and social media so that when people are searching for flights, driving itineraries or discussing travel we are nudging them toward us.

We then sell convenient flights and fantastic experiences. Each of those interactions provide further data for the machine to become more efficient over time.

At this point, almost 18,000 itineraries have been built using KinectAir's Discovery App.

83% of these requested journeys are from smaller regional airports, entirely skipping hubs.


KINECTAIR

CIRRUS SR22T

AIRFRAME PARACHUTE SYSTEM
GARMIN PERSPECTIVE GLASS COCKPIT
FLIGHT INTO KNOWN ICING CAPABLE (FIKI)
AIR CONDITIONING
3 REAR 60/40 SPLIT SEATS

SPECIFICATIONS

MAX PAYLOAD: 1,260 LB
PAYLOAD WITH TANKS FULL: 708 LB
MAX CRUISING SPEED: 213 KTS
FUEL CONSUMPTION: 21 GAL/HR
RANGE FULL TANKS: 940 NM

FLEET&PILOTS

Obviously, we need a fleet of aircraft to fly: to transport paying passengers, for the software to learn, and to create a viable business model. We will develop and maintain our fleet in 3 ways: **geographic expansion, unique ownership models, and smarter maintenance.**


KINECTAIR

PILATUS PC-12

UPGRADED SINGLE-ENGINE TURBO-PROP
UPGRADED GLASS COCKPIT
ALL WEATHER CAPABILITY
UPGRADED MODULAR ADVENTURE INTERIOR
FULL SERVICE LAVATORY

SPECIFICATIONS

MAX PAYLOAD: 2,257 LB
PAYLOAD WITH TANKS FULL: 1,009 LB
MAX CRUISING SPEED: 285 KTS
FUEL CONSUMPTION: 77 GAL/HR
RANGE FULL TANKS: 1,845 NM

GEOGRAPHIC EXPANSION

Starting with both limited reach and aircraft types, we are building viable software that will then allow us to 'print' and scale into subsequent geographies:

8-12 aircraft of specified types in a single regional network

Multiple aircraft types in a single regional network

Multiple aircraft types, across multiple, regional networks forming a national "mesh network"

With **8** to **13** aircraft distributed in a **1000 mile region**, we start hitting optimal efficiency - flattening towards **20** aircraft as an optimal saturation. We will start by developing '**KA Triangles**' on our way to a full mesh network in these regions.



NEW OWNERSHIP MODELS

Existing plane owners
We maintain, insure and certify their aircraft. We then share with them a percentage of the revenue generated by their aircraft to offset the ownership costs

Community investments
For communities without good transport connectivity we provide a new investment vehicle. Communities crowdfund a down payment on the aircraft and receives a return on the investment over time.

Sophisticated capital funds
As we build our network of owners and passengers we will start to leverage capital funds to purchase greater numbers of aircraft. These will be owned (in whole or part) by private owners, but the capital will enable us to expand the fleet rapidly (and where applicable the residual value of the aircraft can mitigate against investment risks).

Decimalized ownership
Over time, we aim to move from existing ‘fractional ownership’ models - where owners share, say 1/4 or 1/2 an aircraft - into decimal investment in “tokenized” aircraft. Individuals will be able to own a smaller slice of an aircraft while enjoying a passive income stream from the revenue it generates.

SMARTER MAINTENANCE

Our mission is a significantly challenging one. We are applying modern, digital technology to upgrade an industry heavily reliant on analog records, physical assets, and existing infrastructure - in which passenger safety is of the utmost importance. A proactive, integrated maintenance program interacts with our aircraft and parts management systems digitally. As a result, our AI dispatch software will never attempt to operate unavailable aircraft. It will also efficiently rotate aircraft through maintenance and order parts before they time out and need servicing.





We always maintain operational control of the aircraft.

BlackBird understood the difference between **FAA Part 91** and **Part 135** operations and intentionally exploited a loophole where they legally made the customer take operational control of the aircraft and pilot.

The responsibility of safe operations should never be placed on customers and KinectAir wholeheartedly accepts the responsibility of operational control.

Part 135 certification is (rightly) a demanding process with exceptional standards for safety and maintenance. We embrace that, striving to deliver flight services at the level of professionalism that the public rightly expects from commercial aviation.

EXPERIENCED PILOTS



The way pilots live, work and build their careers must change. We are as ambitious about changing the way pilots are recruited and employed as we are about changing the passenger and owner experiences.

Chosen for their **exceptional flight experience** and our core value of **empathy**, your pilot meets you on the tarmac and you witness them at the controls. They are literally and emotionally **the frontline of our customer experience**.

The life of a pilot today is not without challenges. Commercial pilots face daunting schedules and long trips away from home and loved ones. Meanwhile, pilots for private individuals often operate at the ‘beck and call’ of those for whom they fly.


PILATUS

With an **extensive background in military and/or commercial flight**, KinectAir pilots have earned the right to be in control of when, where and how they fly.

Our software allows them to do just that with clear visibility of their usable hours and earning potential. Our software also learns demand patterns and availability for pilots as well as passengers.

Just as passengers say where and when they want to fly, so will pilots set their availability commensurate with their desired work/life balance.

As the software and operations grow in capability, we will be able to efficiently manage our flight crew - our most valuable human resource. You, the customer will be guaranteed a smile from someone who lives close to where the aircraft lives.



In 2022, we will hire our nation's top pilots who will bring their experience and empathy to our first flight operations - as well as lead the development of our training programs.

As we scale, we will create the most rewarding flying roles for pilots anywhere on the planet.

We will define a new generation of pilots who are the safest and most competent in the emerging **Advanced Air Mobility (AAM)** category. We are already forging training partnerships in order to train, certify and revalidate KinectAir pilots on conventional aircraft.

But we will also make sure that they are ready for new **eVTOL** and **eCTOL** aircraft of the future - offering an unparalelled progression into exciting, and more sustainable technology as their careers progress.


KINECTAIR

SUSTAINABILITY

The software and infrastructure we are developing will become the platform of choice for dispatching sustainable aircraft of tomorrow. When they are ultimately certified for commercial charter use, we will bring the leading sustainable solutions onto our charter, and have already developed critical partnerships in with Voltaero and Universal Hydrogen in anticipation of that future. Today, we are already iterating on the software and networks with existing best-in-class aircraft, starting with the Cirrus SR22T and the Pilatus PC12, as the first step.

Because there are so few direct flights from A -> B, most itineraries fly A -> X -> B, burning fuel for 2 legs of a triangle instead of a shorter, single, direct flight. And it is not uncommon for one leg of the journey to be routed in a cardinal direction completely opposite to the direction in which the passenger is ultimately headed.

One of the core features of the KA model is the "geographic network effect" that comes from having sufficient saturation in a market. Dead legs have been the historical achilles-heel of private aviation and continue to drive up costs, both in terms of operation and the environment. At scale, we will be able to intelligently dispatch our fleet across a mesh network of smaller airfields, eliminating these empty legs and unnecessary drives to major hubs.


KINECTAIR



CONNECTIVITY

Over time, KinectAir will strategically develop real estate in key nodes to advance state-of-the-art, clean air travel. At each of these locations, at a minimum, requisite infrastructure will be installed for hybrid electric, electric and hydrogen powered aircraft - similar to Tesla's approach to charging stations.

Beyond this basic function, we also see KinectAir playing a pivotal role in the economic and social cohesion of the communities we serve - catalyzing community investment, tourism, commerce, and wider national connectivity for the local community. Transport connectivity - the ability for people to move between one place and another - is a vital part of a thriving economy.



All of KinectAir's future building plans aspire to a minimal carbon footprint. Renewable materials and advanced construction techniques will maximize beauty and minimize waste. Wind and solar power generation, along with ample battery storage will provide low-cost electricity for not just the charging stations and aviation infrastructure, but for the surrounding community in general as well.



INCREASED LOCAL TOURISM. EXPANDED ACCESS TO FLEXIBLE & EFFICIENT TRAVEL. ATTRACTIVE ENTERTAINMENT DESTINATIONS FOR TRAVELERS & SURROUNDING COMMUNITIES.



PARTNERING WITH INVESTORS & LOCAL VENDORS TO CREATE THRIVING MULTIMODAL HUBS. EASY ACCESS TO NEARBY ADVENTURE SPORTS. ONSITE GEAR RENTAL & SHORT TERM STAYS. BUSINESS CONFERENCE ROOMS & HOSPITALITY OPERATIONS. EV-CHARGING & PARKING. ONSITE GREEN ENERGY PRODUCTION & STORAGE.


BURGER


KINECTAIR

FIRST ACCESS PASS

15 total

EYES TO THE HORIZON

As an aviation business, our ambition is to stand on the shoulders of the giants who came before us. As PanAm sought to transform aviation and heralded in the golden age of air travel, we seek to transform today's flying experience and define a future of flight that's more accessible, enjoyable and sustainable.

We also recognize that while aviation is changing, so too is the technology which surrounds it. We take pride in understanding the latest tech developments to potentially inform our own product, or even redefine the industry. One such underlying technology that has long been on our radar is Web 3.


KINECTAIR

PRIORITY ACCESS PASS

500 total

Web 3, which encompasses decentralization and blockchains, has the potential to impact many aspects of our offering, from how we record & track aircraft usage to how we pay our owners their share of the profits from our charter flights.

On the passenger side, a blockchain ledger could easily become the foundation of our ticketing and loyalty points program, and our nascent NFT based rewards program represents our first audacious step towards this future.

NFTs make the news headlines as "digital artwork" but this is a very superficial indication of their use as Tokens on a blockchain. The KinectAir "OpenAccess" program uses NFTs in a way which maximizes their utility.


KINECTAIR

ADVANCED ACCESS PASS

5,000 total

Sold for $ETH as well as $USD, our three tiers give access to flights, experiences, governance rights and more, much like a traditional airline loyalty program. By using NFTs we can create a web of interlinked benefits tied both to the original NFT purchase as well as community participation in unique ways. But we see this as just the start of something even more transformational.

Over time, we aim to offer decimal investment in “tokenized” aircraft, instead of the traditional, fractional ownership system. Individuals will be able to own “a bit of an aircraft” and share proportionally in the revenue it generates. Communities not currently accessible by air travel could use this decimal investment vehicle to collectively purchase aircraft, opening their town to the world while earning revenue on our network. It’s all part of embracing the change coming to aviation and technology.

It’s all part of Opening The Skies.

THANK YOU

The challenge with “standing in the future” is that imagining the end state is often easier than visualizing the path to get there. There is no doubt that future vehicles will take off and land vertically, sometimes with a pilot, sometimes without, as they ferry passengers between cities and vertiports. But the steps to get to that future aren’t yet clear.

At KinectAir, we see incredible opportunity in the world as we already know it. Thousands of airports already exist and can accommodate small planes. Demand is growing for the convenience of travel in personal aircraft. And sustainability advances will arrive to these existing airframes and small aircraft first. No network exists for passengers booking seats on small planes, sustainable or otherwise. The software linking existing demand with available aircraft can fit on the phone in your pocket.

It is this reality that KinectAir is bringing to life. Using existing technology, you’ll book your seat from your mobile phone, and our software will deliver more affordable prices. Your plane will fly from an airfield nearby and access to small aircraft will be greater than ever before. The network for sustainable aircraft will already be well developed when they arrive.

Whether you’re a passenger, a pilot, an aircraft owner, an investor or just someone who is passionate about the future we are creating, we’d love to hear from you.

OPENTHESKIES@KINECTAIR.COM